United States
Securities and Exchange Commission
Washington, D.C.  20549

SEC FILE NUMBER
   1-11046

                                            FORM 12b-25
CUSIP NUMBER
890530 10 8
                                       NOTIFICATION OF LATE FILING




(Check One)    XX Form 10-K      Form 20-F  Form 11-K   Form 10-Q  Form N-SAR

	For Period Ended:  September 30, 1995
	(  )	Transition Report on Form 10-K
	(  )	Transition Report on Form  20-F
	(  )	Transition Report on Form 11-K
	(  )	Transition Report on Form 10-Q
	(  )	Transition Report on Form N-SAR

	For the Transition Period Ended: _____________________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_______________________________________________________________________________

PART 1 -REGISTRANT INFORMATION
TOP SOURCE TECHNOLOGIES, INC.
Full Name of Registrant
TOP SOURCE, INC.
Former Name if Applicable
2000 PGA BLVD., SUITE 3200
Address of Principal Executive Office (Street and Number)
Palm Beach Gardens, Florida  33408
City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR , or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
  xx or the subject quarterly report of transition report on Form 10- Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
SEC 1344 (11-91)


The Registrant cannot file its report on Form 10-K for the year ended September 30, 1995 before the statutory due date of December 29, 1995 without causing undue hardship and expense, because of disclosure issues being assessed by the Registrant and its SEC attorneys. These disclosure issues, which have no impact on the Company's financial statements, relate to franchise matters including the progress of the Registrant's possible sale of a master franchise for its On-Site Oil Analyzer. The Registrant hopes that by January 13, 1996 there may be additional material facts it can disclose concerning franchise matters.

The Registrant intends to issue a press release on December 22, 1995 reporting its audited results of operations for the year ended September 30, 1995.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David Natan		  (407)	          775-5756
	 (Name)       ( Area Code)   (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of
 the Securities Exchange Act of	1934 or Section 30 of the Investment Company
 Act of 1940 during the preceding 12 months (or for	such shorter) period
 that the registrant was required to file such reports) been filed?
 If answer is no,	identify report(s).
                      Yes xx    No

(3)	Is it anticipated that any significant change in results of operations
 from the corresponding period for	the last fiscal year will be reflected
 by the earnings statements to be included in the subject report or portion
 thereof?            Yes  xx      No

TOP SOURCE TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
                                /s/ David Natan
Date:  December 22, 1995         David Natan, Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.